UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Bioverativ Inc.

(Name of Subject Company)

Bioverativ Inc.

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

09075E100

(CUSIP Number of Class of Securities)

John G. Cox
Chief Executive Officer
Bioverativ Inc.
225 Second Avenue
Waltham, Massachusetts 02451
(781) 663-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Andrea DiFabio Executive Vice President, Chief Legal Officer Bioverativ Inc. 225 Second Avenue Waltham, Massachusetts 02451 (781) 663-4400	Scott A. Barshay Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Bioverativ Inc., a Delaware corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”) of the Company at a purchase price of $105.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of Transmittal and other documents relating to the tender offer), as it may be amended or supplemented from time to time,  filed by Parent and Purchaser with the SEC on February 7, 2018.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Antitrust Compliance—Swedish Antitrust Laws” are hereby amended and supplemented by inserting the following sentence at the end of the second paragraph of this section:

“Parent informed the Company that, on February 9, 2018, the SCA granted clearance for the transaction, notifying Parent that the SCA had decided to leave the concentration without action.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BIOVERATIV INC.

	By:	/s/ Andrea DiFabio
Andrea DiFabio
Executive Vice President, Chief Legal Officer

Date: February 9, 2018

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